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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Bastien (314) 515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin Bastien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A


NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

MARY CONNOR
My Commission Expires
September 13, 2010
St. Louis City
Commission #06938793

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AND ACCOMPANYING SCHEDULES
AS OF DECEMBER 31, 2009 AND 2008
AND REPORT OF INDEPENDENT AUDITORS

TOGETHER WITH REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in partnership capital, of changes in subordinated liabilities and of cash flows present fairly, in all material respects, the consolidated financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

ASSETS

(Dollars in thousands)

	2009	2008
CASH AND CASH EQUIVALENTS	$ 224,118	$ 185,450
CASH AND INVESTMENTS SEGREGATED UNDER FEDERAL REGULATIONS	2,812,154	2,175,000
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	737,277	1,325,000
RECEIVABLE FROM:		
Customers	2,120,031	1,966,658
Brokers, dealers and clearing organizations	197,823	327,240
Mutual funds, insurance companies, and other	179,320	145,546
SECURITIES OWNED, at fair value:		
Inventory securities	76,346	49,955
Investment securities	90,941	84,778
EQUIPMENT, PROPERTY AND IMPROVEMENTS, at cost, net of accumulated depreciation and amortization	319,085	261,364
OTHER ASSETS	54,783	61,317
ASSETS OF DISCONTINUED OPERATIONS (NOTE 2)	-	95,291
TOTAL ASSETS	$ 6,811,878	$ 6,677,599

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

LIABILITIES AND PARTNERSHIP CAPITAL

(Dollars in thousands)

	2009	2008
PAYABLE TO:		
Customers	$ 4,726,543	$ 4,622,598
Brokers, dealers and clearing organizations	44,331	36,364
SECURITIES SOLD, NOT YET PURCHASED, at fair value	10,656	9,998
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	371,502	317,344
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	167,470	142,102
LIABILITIES OF DISCONTINUED OPERATIONS (NOTE 2)	-	56,057
LONG-TERM DEBT	14,610	-
	5,335,112	5,184,463
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	257,400	261,100
COMMITMENTS AND CONTINGENCIES (NOTES 15 AND 16)		
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	1,188,777	1,168,783
Reserve for anticipated withdrawals	30,589	63,253
TOTAL PARTNERSHIP CAPITAL	1,219,366	1,232,036
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 6,811,878	$ 6,677,599

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008
REVENUE:		
Trade revenue		
Commissions	$ 1,360,927	$ 1,552,559
Principal transactions	492,979	524,030
Investment banking	88,926	52,747
Fee revenue		
Asset fees	952,796	1,047,836
Account and activity fees	489,605	470,978
Interest and dividends	112,584	183,192
Other revenue (loss)	34,935	(26,182)
Total revenue	3,532,752	3,805,160
Interest expense	56,855	71,144
Net revenue	3,475,897	3,734,016
OPERATING EXPENSES:		
Compensation and benefits	2,201,661	2,276,323
Occupancy and equipment	331,942	308,447
Communications and data processing	284,526	307,900
Payroll and other taxes	138,717	136,308
Postage and shipping	50,415	56,057
Advertising	48,359	64,163
Clearance fees	13,112	18,043
Other operating expenses	146,274	188,454
Total operating expenses	3,215,006	3,355,695
INCOME FROM CONTINUING OPERATIONS	260,891	378,321
LOSS FROM DISCONTINUED OPERATIONS (NOTE 2)	(106,477)	(75,232)
NET INCOME	$ 154,414	$ 303,089

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2007	$ 1,082,859	$ 10,937	$ 1,093,796
Net income	302,922	167	303,089
Capital contributions	31,238	3,209	34,447
Capital withdrawals and distributions	(197,303)	(1,993)	(199,296)
Total Partnership Capital	**1,219,716**	**12,320**	**1,232,036**
Reserve for anticipated withdrawals	(62,620)	(633)	(63,253)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2008	1,157,096	11,687	1,168,783
Net income	154,607	(193)	154,414
Capital contributions	25,312	2,010	27,322
Capital withdrawals and distributions	(129,842)	(1,311)	(131,153)
Total Partnership Capital	**1,207,173**	**12,193**	**1,219,366**
Reserve for anticipated withdrawals	(30,283)	(306)	(30,589)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2009	$ 1,176,890	$ 11,887	$ 1,188,777

Included in Total Partnership Capital as of December 31, 2009 and 2008 are Reserves for anticipated withdrawals which the Partnership distributed to its General Partner and Limited Partner subsequent to December 31, 2009 and 2008, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008
Balance, beginning of year	$ 261,100	$ 275,300
Repayments of subordinated liabilities	(3,700)	(14,200)
Balance, end of year	$ 257,400	$ 261,100

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Dollars in thousands)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 154,414	$ 303,089
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	85,243	84,306
Loss on sale of subsidiary	70,000	-
Changes in assets and liabilities:		
Cash and investments segregated under federal regulations	(665,790)	(549,166)
Securities purchased under agreements to resell	587,723	(850,000)
Net receivable to customers	(24,730)	1,350,008
Net receivable from brokers, dealers and clearing organizations	135,338	81,172
Receivable from mutual funds, insurance companies, and other	(25,435)	25,677
Securities owned, net	(28,002)	87,841
Other assets	5,308	(3,200)
Accrued compensation and employee benefits	55,383	(172,844)
Accounts payable and accrued expenses	6,378	(35,270)
Net cash provided by operating activities	355,830	321,613
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, property and improvements, net	(148,027)	(125,399)
Proceeds from sale of subsidiary	10,160	-
Cash retained by sold subsidiary	(23,121)	-
Net cash used in investing activities	(160,988)	(125,399)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of long-term debt	14,610	-
Repayments of subordinated liabilities	(3,700)	(14,200)
Contributions of partnership capital	27,322	34,447
Withdrawals and distributions from partnership capital	(194,406)	(322,971)
Net cash used in financing activities	(156,174)	(302,724)
CHANGES IN CASH AND CASH EQUIVALENTS ASSOCIATED WITH SOLD SUBSIDIARY	-	(3,854)
Net increase (decrease) in cash and cash equivalents	38,668	(110,364)
CASH AND CASH EQUIVALENTS, beginning of year	185,450	295,814
CASH AND CASH EQUIVALENTS, end of year	$ 224,118	$ 185,450
Cash paid for interest	$ 57,216	$ 72,764
Cash paid for taxes (Note 14)	$ 2,779	$ 2,750
NON-CASH ACTIVITIES:		
Additions of equipment, property and improvements in accounts payable and accrued expenses	$ -	$ 3,012

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Financial Statements include the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiary in Canada are included in the Partnership's Consolidated Financial Statements for the twelve months ended November 30, 2009 and 2008 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of two registered broker-dealers primarily serving individual investors in the United States of America ("U.S.") and Canada. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities, insurance products, investment banking and principal transactions and as a distributor of mutual fund shares, and revenue related to assets held by and account services provided to its customers. The Partnership conducts business throughout the U.S. and Canada with its customers, various brokers, dealers, clearing organizations, depositories and banks. In addition, the Partnership conducted business in the United Kingdom ("U.K.") through November 12, 2009 when its U.K. subsidiary was sold. See Note 2 for further details on this sale.

The Consolidated Financial Statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. which require the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The Partnership has evaluated subsequent events for recognition or disclosure through February 25, 2010, which was the date these Consolidated Financial Statements were available to be issued.

On November 12, 2009, Edward Jones completed the sale of the issued and outstanding shares of its U.K. subsidiary, Edward Jones Limited ("EDJ Limited"). EDJ Limited is presented as a discontinued operation for all periods prior to the completion of the sale. All other information contained in these Consolidated Financial Statements is presented on a continuing operations basis unless otherwise noted.

Transaction Risk

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers,

the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canadian subsidiary may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in an attempt to mitigate the credit risk that exists with the deposits in excess of insured amounts.

Revenue Recognition

The Partnership records customer transactions on a settlement date basis and the related commissions, principal transactions and investment banking revenues are recorded on a trade date basis. All other forms of revenue are recorded on an accrual basis.

Commissions consist of charges to customers for the sale of securities, insurance products and mutual fund shares.

Principal transactions revenue is the result of the Partnership's participation in market-making activities in over-the-counter corporate securities, municipal obligations, U.S. Government obligations (including general obligations and revenue bonds), unit investment trusts, mortgage-backed securities and certificates of deposit.

Investment banking revenues are derived from the Partnership's underwriting and distribution of securities on behalf of issuers.

Asset fees revenue consists primarily of service fees and other revenues received under agreements with mutual fund and insurance companies based on the underlying value of the Partnership's customers' assets invested in those companies' products. The Partnership also receives asset fee revenue from its Advisory Solutions© and Managed Account Programs, which provide investment advisory services to its customers for a fee based upon their asset values in the program. Asset based revenues related to the Partnership's interest in the advisor (Passport Research Limited) to the Edward Jones Money Market Funds are also included in asset fees revenue.

Account and activity fees revenue includes fees received from mutual fund companies for sub-transfer agent accounting services performed by the Partnership and self-directed IRA custodian account fees. It also includes other activity based revenues from customers, mutual fund companies and insurance companies.

Interest and dividend income is earned on margin account balances, cash and cash equivalents, cash and investments segregated under federal regulations, securities purchased under agreements to resell, inventory securities and investment securities.

The Partnership derived 25% and 31% of its total revenue for the years ended December 31, 2009 and 2008, respectively, from one mutual fund vendor. Significant reductions in the revenues from this mutual fund source could have a material impact on the Partnership's results of operations.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the period. Revenue and expenses denominated in foreign currencies are translated using the weighted average exchange rate for each period. Foreign exchange gains and losses are included in Other Revenue in the Consolidated Statements of Income.

Fair Value

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial Assets are marked to bid prices and financial liabilities are marked to offer prices.

The Partnership's assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC 820, *Fair Value Measurements and Disclosures*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities categorized as Level I generally are government and agency securities, equities listed in active markets, unit investment trusts and investments in publicly traded mutual funds with quoted market prices.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life.

The types of assets and liabilities categorized as Level II generally are certificates of deposit, municipal bonds, mortgage and asset backed securities and corporate debt.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the years ended December 31, 2009 and 2008.

The Partnership estimates the fair value of long-term debt and liabilities subordinated to claims of general creditors based on the present value of future principal and interest payments associated with the debt.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash of $2,412,154 and $2,175,000 as of December 31, 2009 and 2008, respectively and certificates of deposit of $400,000 as of December 31, 2009 were segregated in special reserve bank accounts for the benefit of U.S. customers as of December 31, 2009 and 2008, respectively, under rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by U.S. government and agency securities. These transactions are reported as collateralized financing. The fair value of the underlying collateral as determined daily, plus accrued interest thereon must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the fair value of the underlying securities loaned. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the Consolidated Statements of Financial Condition.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are recorded at fair value which is determined by using quoted market or dealer prices. The Partnership records the related unrealized gains and losses in principal transactions revenue, within trade revenue.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. The Partnership's construction in progress assets, included in the building and improvements category, will be reclassified into the appropriate asset category and begin depreciation at the time the assets are placed into service. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Income Plan

The Partnership has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability for the future payments due to financial advisors participating in the non-qualified deferred compensation plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation and employee benefits expense. The Partnership has chosen to hedge this future liability by purchasing investment securities in an amount similar to the future liability expected to be due in accordance with the plan. As the fair value of the investment securities fluctuates, the gains or losses are reflected in other revenue. Each period, the net impact of the change in future amounts owed to financial advisors in the non-qualified deferred compensation plan and the change in investment securities are approximately the same, resulting in no net impact on the Partnership's financial results.

Lease Accounting

The Partnership enters into lease agreements for certain headquarters facilities as well as branch office locations. The associated lease expense is recognized on a straight-line basis over the minimum lease terms.

Income Taxes

Income taxes have not been provided for in the Consolidated Financial Statements since Edward D. Jones & Co., L.P. is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant.

Reclassification

Certain prior year balances have been reclassified to conform to the 2009 presentation, which includes discontinued operations.

Recently Issued Accounting Standards

In July 2009, the Financial Accounting Standards Board ("FASB") launched the Accounting Standards Codification ("ASC"), a structural overhaul to U.S. GAAP that changes from a standards-based model to a topically based model. The topics are organized by ASC number and are updated with Accounting Standards Updates ("ASUs"). ASUs will replace accounting changes that historically were issued as FASB Statements (SFASs), FASB Interpretations (FINs), FASB Staff Positions (FSPs), or other types of FASB standards. FASB ASC 105, *Generally Accepted Accounting Principles* ("ASC 105") identifies the FASB Accounting Standards Codification as the authoritative source of U.S. GAAP. It also identifies rules and interpretive releases of the SEC under federal securities laws also as sources of authoritative GAAP for SEC registrants. ASC 105 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP and will not have an effect on the Partnership's financial position, results of operations or liquidity.

In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-17 ("ASU 2009-17) amending the timing, and considerations, of analyses performed to determine if variable interests give a controlling financial interest in a variable interest entity, as well as requiring additional disclosures. This guidance is effective as of the first annual reporting period beginning after November 15, 2009, for interim periods within the first annual reporting period and thereafter. Adoption of ASU 2009-17 will not have a material impact on the Partnership's Consolidated Financial Statements.

In April 2009, the FASB issued two pronouncements intended to provide additional application guidance and enhance disclosures about fair value measurements. The first pronouncement, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. The second position, *Interim Disclosures about Fair Value of Financial Instruments*, expands the fair value disclosures required for all financial instruments, within the scope of FASB ASC 825, *Financial Instruments*, to interim periods. These pronouncements were effective beginning April 1, 2009. Adoption of these pronouncements did not have a material impact on the Partnership's Consolidated Financial Statements.

In April 2009, the FASB issued FASB ASC 855, *Subsequent Events* ("ASC 855"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Although this standard is based on the same principles as those that existed in previous accounting standards, it includes a new required disclosure of the date through which an entity has evaluated subsequent events. Adoption of ASC 855 did not have a material impact on the Partnership's Consolidated Financial Statements. See the "Organization and Financial Statement Presentation" section of Note 1 for this new disclosure.

In March 2008, the FASB issued authoritative guidance on Disclosures about Derivative Instruments and Hedging Activities that requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This guidance is effective for fiscal years beginning after

November 15, 2008, with early adoption permitted. The Partnership adopted this guidance in 2009, which did not have a material impact on the Partnership's Consolidated Financial Statements.

NOTE 2 – DISCONTINUED OPERATIONS

On November 12, 2009, Edward Jones completed the sale of the issued and outstanding shares of its U.K. subsidiary, EDJ Limited, to Towry Law Finance Company Limited ("Towry") pursuant to a Share Purchase Agreement dated October 22, 2009. In connection with the sale, Towry acquired all of the EDJ Limited client accounts as well as its financial advisors, branch office administrators and home office associates.

As a result of the completion of the sale, Edward Jones received £6,129 ($10,160), attributable to EDJ Limited's net assets in excess of £36,130 ($59,892). In connection with this sale transaction, the Partnership recorded $70,000 of charges included in the loss from discontinued operations caption in the Consolidated Statements of Income. The charges include a loss on the sale, as well as estimated cash expenditures, including $14,340 of contract termination costs primarily related to the head office lease. In addition, Towry is obligated to make a payment of £5,000 (approximately $8,069) to Edward Jones on the one-year anniversary of closing. This amount is reflected in the receivable from mutual funds, insurance companies and other category as of December 31, 2009 in the Consolidated Statement of Financial Condition. Edward Jones may receive additional payments based on any utilization of tax loss carry-forwards by Towry during the 12-year period following closing. Edward Jones has also agreed to provide certain transition services to Towry for up to nine months following the closing of the transaction and will be compensated by Towry for those services. Revenues and costs associated with the transition services agreement will be reflected in continuing operations of the ongoing entity.

The components of the loss from discontinued operations relating to EDJ Limited for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Trade revenue	$ 35,421	$ 37,579
Fee revenue	7,041	14,886
Total Revenue	42,462	52,465
Interest expense	(32)	(806)
Net revenue	42,430	51,659
Operating expenses	(85,493)	(112,206)
Loss on sale of subsidiary	(70,000)	-
Foreign currency translation gain (loss)	6,586	(14,685)
Loss from discontinued operations	$ (106,477)	$ (75,232)

The assets and liabilities related to EDJ Limited as of December 31, 2009 and 2008 are classified as discontinued operations in the Consolidated Statements of Financial Condition and are comprised as follows:

	2009	2008
Cash and cash equivalents including segregated cash	$ -	$ 71,816
Receivables	-	6,635
Securities owned, at fair value	-	8,203
Equipment, property and improvements, at cost, net of accumulated depreciation	-	8,111
Other assets	-	526
ASSETS OF DISCONTINUED OPERATIONS	$ -	$ 95,291
Payables	-	41,726
Securities sold, not yet purchased, at fair value	-	2,137
Accounts payable and accrued expenses	-	12,194
LIABILITIES OF DISCONTINUED OPERATIONS	$ -	$ 56,057

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Financial Statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2009 and 2008 are as follows:

	2009	2008
Receivable from retirement account trustee	$ 120,786	$ -
Receivable from money market funds	46,508	51,563
Receivable from clearing organizations	21,841	39,874
Securities failed to deliver	4,833	3,695
Dividends receivable	1,183	8,863
Cash or collateral paid for securities borrowed	883	275
Receivable from carrying broker	209	220,275
Other	1,580	2,695
Total receivable from brokers, dealers and clearing organizations	$ 197,823	$ 327,240
Payable to clearing organizations	$ 16,463	$ 21,689
Securities failed to receive	14,801	13,337
Clearing organization credits	12,617	1,259
Securities loaned	450	79
Total payable to brokers, dealers and clearing organizations	$ 44,331	$ 36,364

In 2009, the receivable from retirement account trustee represents deposits held with a trustee for the Partnership's Canadian customer's retirement account funds as required by Canadian regulations, due to the self-clearing environment effective May 2009 (see Note 17). Receivable from clearing organizations represents balances and deposits with clearing organizations. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date. In 2008, the receivable from carrying broker represents balances and deposits with the Partnership's Canadian carrying broker. After converting to self-clearing in 2009, the Canadian broker-dealer continues to use a third party to facilitate its Managed Account Programs. The receivable from carrying broker in 2009 is related only to those accounts.

NOTE 5 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset based fees and fees for sub-transfer agent accounting services from mutual fund and insurance companies.

NOTE 6 – FAIR VALUE OF SECURITIES

The following table sets forth the Partnership's financial instruments measured at fair value:

	Financial Assets at Fair Value as of December 31, 2009			
(Dollars in thousands)	**Level I**	**Level II**	**Level III**	**Total**
Securities purchased under agreements to resell	$ 737,277	$ -	$ -	$ 737,277
Investments segregated under federal regulations	$ -	$ 400,000	$ -	$ 400,000
Securities owned:				
Inventory securities:				
Certificates of deposit	$ -	$ 400	$ -	$ 400
U.S. and Canadian government and U.S. agency obligations	1,820	-	-	1,820
State and municipal obligations	-	50,697	-	50,697
Corporate bonds and notes	-	8,243	-	8,243
Collateralized mortgage obligations	-	1,355	-	1,355
Equities	13,485	-	-	13,485
Unit investment trusts	346	-	-	346
Total inventory securities	$ 15,651	$ 60,695	$ -	$ 76,346
Investment securities:				
U.S. government and agency obligations held by U.S. broker-dealer	$ 11,670	$ -	$ -	$ 11,670
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	2,824	-	-	2,824
Municipal Bonds	-	6,651	-	6,651
Mutual funds	69,082	-	-	69,082
Equities	714	-	-	714
Total investment securities	$ 84,290	$ 6,651	$ -	$ 90,941

	Financial Liabilities at Fair Value as of December 31, 2009			
(Dollars in thousands)	**Level I**	**Level II**	**Level III**	**Total**
Securities sold, not yet purchased:				
Certificates of deposit	$ -	$ 618	$ -	$ 618
U.S. and Canadian government and U.S. agency obligations	2,096	-	-	2,096
State and municipal obligations	-	890	-	890
Corporate bonds and notes	-	4,643	-	4,643
Collateralized mortgage obligations	-	64	-	64
Equities	2,241	-	-	2,241
Unit investment trusts	104	-	-	104
Total inventory securities	$ 4,441	$ 6,215	$ -	$ 10,656

(Dollars in thousands)	Financial Assets at Fair Value as of December 31, 2008			
	Level I	Level II	Level III	Total
Securities purchased under agreements to resell	$ 1,325,000	$ -	$ -	$ 1,325,000
Securities owned:				
Inventory securities:				
Certificates of deposit	$ -	$ 5,255	$ -	$ 5,255
U.S. and Canadian government and U.S. agency obligations	1,200	-	-	1,200
State and municipal obligations	-	14,933	-	14,933
Corporate bonds and notes	-	8,735	-	8,735
Collateralized mortgage obligations	-	1,113	-	1,113
Equities	18,496	-	-	18,496
Unit investment trusts	223	-	-	223
Total inventory securities	$ 19,919	$ 30,036	$ -	$ 49,955
Investment securities:				
U.S. government and agency obligations held by U.S. broker-dealer	$ 22,018	$ -	$ -	$ 22,018
U.S. and Canadian government and U.S. agency obligations held by foreign broker-dealers	6,892	-	-	6,892
Mutual funds	55,095	-	-	55,095
Equities	773	-	-	773
Total investment securities	$ 84,778	$ -	$ -	$ 84,778

(Dollars in thousands)	Financial Liabilities at Fair Value as of December 31, 2008			
	Level I	Level II	Level III	Total
Securities sold, not yet purchased:				
Certificates of deposit	$ -	$ 528	$ -	$ 528
U.S. and Canadian government and U.S. agency obligations	95	-	-	95
State and municipal obligations	-	542	-	542
Corporate bonds and notes	-	4,145	-	4,145
Collateralized mortgage obligations	-	75	-	75
Equities	4,502	-	-	4,502
Unit investment trusts	111	-	-	111
Total inventory securities	$ 4,708	$ 5,290	$ -	$ 9,998

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts outstanding was $7,000 and $3,000 at December 31, 2009 and 2008, respectively. The average notional amount of futures contracts outstanding throughout the years ending December 31, 2009 and 2008, respectively, was

approximately $8,500 and $12,500. The underlying assets of these contracts are not reflected in the Partnership's Consolidated Financial Statements.

NOTE 7 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

Equipment, property and improvements as of December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Equipment, furniture and fixtures	$ 782,447	$ 755,239
Buildings and improvements	413,996	318,856
Total equipment, property and improvements	1,196,443	1,074,095
Accumulated depreciation and amortization	(877,358)	(812,731)
Equipment, property and improvements, net	$ 319,085	$ 261,364

EDJ Leasing Co., L.P. ("LEA"), an affiliate of the Partnership, constructed office buildings and related garages for the exclusive use of the Partnership. In 2008, the Partnership executed an agreement with LEA to reimburse LEA for the portion of certain tenant improvements and premium items related to the construction. As of December 31, 2009 and 2008, the Partnership had placed approximately $116,731 and $30,434, respectively, of these improvements and premium items into service and estimates its remaining commitments on the buildings to be approximately $5,780 as of December 31, 2009.

Depreciation and amortization expense on equipment and leasehold improvements is included in the Consolidated Statements of Income under Communications and Data Processing and Occupancy and Equipment. The Partnership had construction in progress in the amount of $12 and $1,332 as of December 31, 2009 and 2008, respectively. The construction in progress relates to the tenant improvements and premium items described above.

NOTE 8 – BANK LOANS AND LINES OF CREDIT

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. The following table shows the composition of the Partnership's aggregate bank lines of credit in place as of December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008
Uncommitted secured	$ 645,000	$ 940,000
Uncommitted unsecured	50,000	125,000
Committed secured	-	100,000
Total	$ 695,000	$ 1,165,000

The Partnership's uncommitted lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future.

Actual borrowing availability on the secured lines is based on customer margin securities and Partnership securities, which serve as collateral on loans. There were no amounts outstanding on these lines of credit as of December 31, 2009 and December 31, 2008. The Partnership had two overnight draws against an uncommitted secured line of credit during 2009, totaling $55,000. During 2008, the Partnership had borrowings outstanding for twenty-one days with an average daily outstanding balance over those twenty-one days of $9,914.

NOTE 9 – LONG-TERM DEBT

Long-term debt as of December 31, 2009 and 2008 is composed of the following:

	2009	2008
Notes payable, collateralized by office equipment, floating rate of 3.15% in excess of one-month LIBOR, principal and interest due in monthly installments, with a final installment on January 1, 2014	$ 14,610	$ -
	$ 14,610	$ -

Scheduled annual principal payments, as of December 31, 2009, are as follows:

Year	*Principal Payment*
2010	3,482
2011	3,798
2012	3,798
2013	3,513
2014	19
Thereafter	-
	$ 14,610

In October 2009, the Partnership entered into a $30,000 financing agreement with three banks to fund the purchases of office equipment. As of December 31, 2009, the Partnership has executed borrowings of $15,193, made principal payments of $583, resulting in $14,610 outstanding on the agreement. Subsequent to December 31, 2009, the Partnership executed additional borrowings of $1,983 and made additional principal payments of $657, resulting in $15,936 outstanding as of February 25, 2010. Additional amounts are expected to be executed

in future periods to fund additional purchases of office equipment. The term of each borrowing will be for a maximum of 48 months from the date of borrowing.

These notes payable are collateralized by office equipment with a cost basis of $15,575 and a carrying value of $11,600 at December 31, 2009.

As of December 31, 2009, Edward Jones was required, under the note agreement, to maintain minimum partnership capital of $625,000. Edward Jones was in compliance with this covenant as of December 31, 2009.

The Partnership has estimated the fair value of the long-term debt to be approximately $14,300 as of December 31, 2009.

NOTE 10 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors as of December 31, 2009 and 2008 consist of:

	2009	2008
Capital notes 7.33%, due in annual installments of $50,000 commencing on June 12, 2010 with a final installment on June 12, 2014	$ 250,000	$ 250,000
Capital notes 7.79%, due in annual installments of $3,700 commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011	7,400	11,100
	$ 257,400	$ 261,100

Required annual principal payments, as of December 31, 2009, are as follows:

Year	*Principal Payment*
2010	$ 53,700
2011	53,700
2012	50,000
2013	50,000
2014	50,000
Thereafter	-
	$ 257,400

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2009, Edward Jones was required, under the note agreements, to maintain minimum partnership capital of $400,000 and regulatory net capital of $151,018. Edward Jones was in compliance with all restrictions as of December 31, 2009 and 2008.

The subordinated liabilities are subject to cash subordination agreements approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, are included in Edward Jones' computation of net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $267,000 and $238,000 as of December 31, 2009 and 2008, respectively.

NOTE 11 – NET CAPITAL REQUIREMENTS

Edward Jones is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by the rules, Edward Jones must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels, even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2009, Edward Jones' Net Capital of $746,951 was 37.1% of aggregate debit items and its Net Capital in excess of the minimum required was $706,680. Net Capital after anticipated withdrawals as a percentage of aggregate debits was 34.6%. Net Capital and the related capital percentages may fluctuate on a daily basis.

In addition, at December 31, 2009, the Partnership's Canadian broker-dealer subsidiary was in compliance with its regulatory capital requirements.

NOTE 12 – OTHER REVENUE (LOSS)

Other revenue (loss) of $34,935 and $(26,182) for the years ended December 31, 2009 and 2008, respectively, consists primarily of the change in the fair value of the assets related to the Partnership's non-qualified deferred compensation plan as well as the foreign currency translation gain or loss. The change in fair value of the investments related to the non-qualified deferred compensation plan resulted in a gain of $14,784 in 2009, and a loss of $28,361 in 2008. The translation of the Canadian subsidiary Statements of Financial Condition from local currency to U.S. dollars resulted in a gain of $6,361 in 2009, and a loss of $5,164 in 2008.

NOTE 13 – EMPLOYEE BENEFIT PLANS

The Partnership maintains qualified deferred compensation plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $56,100 and $72,000 were provided by the Partnership for its contributions to the plans for the years ended December 31, 2009 and 2008, respectively.

NOTE 14 – INCOME TAXES

The Partnership is treated as such for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its individual partners. However, the Partnership structure does include certain subsidiaries which are corporations that are subject to income tax. As of December 31, 2009 and 2008, the tax basis of assets and liabilities exceeds book basis by $151,696 and $178,571, respectively. The primary difference between financial statement basis and tax basis of assets is related to the timing in deducting prepaid expenses, deferred compensation and depreciation expense related to fixed assets. The primary difference between financial statement basis and tax basis of liabilities is related to the deferral for tax purposes in deducting reserves and accrued expenses until they are paid.

NOTE 15 – COMMITMENTS

The Partnership leases a significant portion of its headquarters office space from a subsidiary of JFC under terms of non-cancelable triple net leases expiring through 2020. As of December 31, 2009, fixed annual rentals under these leases were approximately $28,000. The Partnership reimbursed the lessor $14,652 and $14,125 during 2009 and 2008, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters and branch office space under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense, which is recognized on a straight-line basis over the minimum lease term, was $223,100 and $204,400 for the years ended December 31, 2009 and 2008, including $19,600 and $15,300, respectively, paid to LEA, an affiliate of the Partnership.

The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2009, are summarized below:

Year	*Principal Payment*
2010	150,214
2011	43,684
2012	30,980
2013	20,341
2014	16,454
Thereafter	80,792
	$ 342,465

The Partnership's rent expense is greater than its annual future lease commitments because the annual future lease commitments include only non-cancelable lease payments greater than one year.

NOTE 16 – CONTINGENCIES

In the normal course of business, the Partnership has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is also involved from time to time in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages or actions which are in very preliminary stages, the Partnership cannot predict with certainty the eventual loss or range of loss related to such matters. The Partnership has determined it is likely that an ultimate resolution in favor of the plaintiffs will result in losses to the Partnership on some of these matters, and as a result, has established appropriate accruals for potential litigation losses. Based on current knowledge and after consultation with counsel, the Partnership believes the outcome of these actions will not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome could be material to the Partnership's future operating results for a particular period or periods.

Also, in the normal course of business, the Partnership enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements, escrow agreements, sales of assets, outsourcing agreements and leasing arrangements. Under the provisions of these contracts, the Partnership may indemnify counterparties to the contracts for certain aspects of the Partnership's past conduct if such counterparties fail to perform, or if certain events occur. These indemnification provisions will vary based upon the contract. The Partnership may in turn obtain indemnifications from other parties in certain contracts. These indemnification provisions are not expected to have a material impact on the Partnership's results of operations or financial condition.

NOTE 17 – FOREIGN OPERATIONS EVENTS

During the second quarter of 2009, the Partnership's Canadian subsidiary became self-clearing. In this new self-clearing environment, the Canadian subsidiary no longer relies on National Bank Correspondent Network and National Bank Financial for processing customer transactions and maintaining the related customer books and records. The Canadian subsidiary has become the custodian for customer securities and manages all related securities and cash processing, such as trades, dividends, corporate actions, customer cash receipts and disbursements, customer tax reporting, and statements. Trades are executed by the Canadian subsidiary directly with the Toronto Stock Exchange or other venues, and the subsidiary has become a member of the Canadian Depository of Securities and FundServ for clearing and settlement of transactions. In order to support this new self-clearing environment, the Canadian subsidiary executed agreements with Broadridge Financial Solutions, Inc. to provide the securities processing systems along with other agreements with other providers to perform selected services.

NOTE 18 – RELATED PARTIES

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on capital JFC has invested in Edward Jones. Charges for salaries amounted to $24,300 and $23,800 for the years ended December 31, 2009 and 2008 respectively, and are included in compensation and benefits expense. In addition, interest expense includes $35,400 and $36,700 charged by JFC for capital utilized during the years 2009 and 2008, respectively.

The Partnership leases a significant portion of its headquarters office space from LEA, an affiliate of the Partnership. See Note 15 for further details.

Edward Jones owns a 49.5% limited partnership interest in the investment advisor to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the advisor. Approximately 2.1% and 3.6% of the Partnership's revenues were derived from the advisor to the Fund during 2009 and 2008, respectively.

As of December 31, 2009 and 2008, Edward Jones held brokerage accounts on behalf of certain of its affiliates and subsidiaries, which pay interest on a monthly basis.

SCHEDULE I

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

(Dollars in thousands)

NET CAPITAL		
Total partnership capital		$ 1,219,366
Deduct partnership equity not allowable for net capital		(119,688)
Total partnership capital qualified for net capital		1,099,678
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		257,400
B. Other allowable credits (flow through capital benefit from subsidiary)		56,863
		1,413,941
Deductions and/or changes:		
A. Non-allowable assets	$ 641,298	
1. Additional charges for customers' and non-customers' security accounts	1,351	
B. Aged fail-to-deliver		
1. Number of items 107	161	
C. Aged short security differences		
1. Number of items 97	1,393	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or changes	4,399	(648,602)
Net Capital before haircuts on securities positions		$ 765,339

NET CAPITAL (continued)		
Net Capital before haircuts on securities positions	$	765,339
Haircuts on securities (computed, where applicable) pursuant to Rule 15C3-1 (f))		
A. Contractual securities commitments		1,210
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper		9
2. U.S. and Canadian government obligations		169
3. State and municipal government obligations		3,947
4. Corporate obligations		518
5. Stocks and warrants		12,442
6. Options		-
7. Arbitrage		-
8. Other securities		93
D. Undue concentration		-
E. Other		-
NET CAPITAL		746,951
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT;		
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation		40,271
Excess Net Capital	$	706,680
Percentage of Net Capital to aggregate debit items		37.1%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debit items		34.6%
Net Capital in excess of 5% of aggregate debit items	$	646,273

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2009 FOCUS Report Part II.

SCHEDULE II

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2009

(Dollars in thousands)

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 4,471,542
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	450
Customers' securities failed to receive	8,825
Credit balances in firm accounts which are attributable to principal sales to customers	8,649
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	52
Market value of short security count differences over 30 calendar days	824
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	783
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	570
TOTAL 15c3-3 CREDIT ITEMS	4,491,695

DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 2,013,047
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	522
Aggregate debit items	2,013,569
Less 3% (for alternative method)	(60,407)
TOTAL 15c3-3 DEBIT ITEMS	1,953,162
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 2,538,533
Segregated cash on deposit for the benefit of customers at December 31, 2009	$ 2,812,154
Subsequent withdrawal made on January 5, 2010	(118,000)
Resulting balance of segregated cash for the benefit of customers after deposit	2,694,154

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2009 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2009

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ 0.3
A. Number of items	1
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2009 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements of Edward D. Jones & Co., L.P. (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Partnership, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010